UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

EarthLink Holdings Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27033X101
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages
Page 1 of 12 pages
Exhibit Index:  Page 11

Page 1 of 12 pages

CUSIP No. 27033X101
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TriOaks Capital Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,886,100 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,886,100 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,886,100 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12		TYPE OF REPORTING PERSON (see instructions) IA

(1) This amount includes 2,852,300 shares of common stock and options exercisable into 3,033,800 shares of common stock.

Page 2 of 12 pages

CUSIP No. 27033X101
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TriOaks GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,886,100 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,886,100 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,886,100 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12		TYPE OF REPORTING PERSON (see instructions) HC

(1) This amount includes 2,852,300 shares of common stock and options exercisable into 3,033,800 shares of common stock.

Page 3 of 12 pages

CUSIP No. 27033X101
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Podmate Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,886,100 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,886,100 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,886,100 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12		TYPE OF REPORTING PERSON (see instructions) HC

(1) This amount includes 2,852,300 shares of common stock and options exercisable into 3,033,800 shares of common stock.

Page 4 of 12 pages

CUSIP No. 27033X101
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Podmate GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,886,100 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,886,100 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,886,100 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12		TYPE OF REPORTING PERSON (see instructions) HC

(1) This amount includes 2,852,300 shares of common stock and options exercisable into 3,033,800 shares of common stock.

Page 5 of 12 pages

CUSIP No. 27033X101
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Jon Berney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,886,100 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,886,100 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,886,100 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12		TYPE OF REPORTING PERSON (see instructions) IN, HC

(1) This amount includes 2,852,300 shares of common stock and options exercisable into 3,033,800 shares of common stock.

Page 6 of 12 pages

Item 1(a).	Name of Issuer:
EarthLink Holdings Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1375 Peachtree Street Atlanta, GA 30309

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
TriOaks Capital Management L.P.
TriOaks GP LLC
Podmate Management LP
Podmate GP LLC
Jeffrey Jon Berney

This Schedule 13G relates to the shares of common stock of the Issuer (the “Shares”) held for the accounts of TriOaks Master Fund Limited, Compass SAV II LLC and Compass Offshore SAV II PCC Limited.  TriOaks Capital Management L.P. (“TCM”) is the investment manager of TriOaks Master Fund Limited and the investment adviser to Compass SAV II LLC and Compass Offshore SAV II PCC Limited.  The general partner of TCM is TriOaks GP LLC, which is owned by Podmate Management L.P.  Podmate GP LLC is the general partner of Podmate Management.  Jeffrey Jon Berney may be deemed to control Podmate GP LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is:
c/o TriOaks Capital Management L.P.
One Bryant Plaza 39th Floor New York, NY 10036

Item 2(c).	Citizenship:
TriOaks Capital Management L.P. – Delaware TriOaks GP LLC – Delaware Podmate Management LP – Delaware Podmate GP LLC – Delaware Jeffrey Jon Berney – U.S. Citizen
Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number: 27033X101

Page 7 of 12 pages

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)
Amount Beneficially Owned:

As of December 31, 2013, each of the Reporting Persons may be deemed the beneficial owner of 5,886,100 Shares, which amount includes 2,852,300 Shares and options exercisable into 3,033,800 Shares.  464,621 Shares and options exercisable into 537,700 Shares are held for the account of TriOaks Master Fund Limited, 1,251,244 Shares and options exercisable into 1,308,000 Shares are held for the account of Compass SAV II LLC and 1,136,435 Shares and options exercisable into 1,188,100 Shares are held for the account of Compass Offshore SAV II PCC Limited.

	(b)	Percent of Class: 5.8% (based on 101,948,342 shares outstanding as of October 31, 2013, as reported by the Issuer in its quarterly report on Form 10-Q filed November 6, 2013)
	(c)	Number of shares as to which such person has: TCM, TriOaks GP LLC, Podmate Management LP, Podmate GP LLC and Jeffrey Jon Berney
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 5,886,100
		(iii)	sole power to dispose or to direct the disposition of: 0
		(iv)	shared power to dispose or to direct the disposition of: 5,886,100.

Page 8 of 12 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 9 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

TRIOAKS CAPITAL MANAGEMENT, L.P.

By:	/s/Jeffrey Jon Berney
Jeffrey Jon Berney, Authorized Signatory

TRIOAKS GP LLC

By:	/s/Jeffrey Jon Berney
Jeffrey Jon Berney, Authorized Signatory

PODMATE MANAGEMENT LP

By:	/s/Jeffrey Jon Berney
Jeffrey Jon Berney, Authorized Signatory

PODMATE GP LLC

By:	/s/ Jeffrey Jon Berney
Jeffrey Jon Berney, Authorized Signatory

Jeffrey Jon Berney

/s/ Jeffrey Jon Berney

Page 10 of 12 pages

EXHIBIT INDEX

EX.		Page No.
A	Joint Filing Agreement	12

Page 11 of 12 pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of EarthLink Holdings Corp. dated as of February 14, 2014 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 14, 2014

TRIOAKS CAPITAL MANAGEMENT, L.P.

By:	/s/Jeffrey Jon Berney
Jeffrey Jon Berney, Authorized Signatory

TRIOAKS GP LLC

By:	/s/Jeffrey Jon Berney
Jeffrey Jon Berney, Authorized Signatory

PODMATE MANAGEMENT LP

By:	/s/Jeffrey Jon Berney
Jeffrey Jon Berney, Authorized Signatory

PODMATE GP LLC

By:	/s/Jeffrey Jon Berney
Jeffrey Jon Berney, Authorized Signatory

Jeffrey Jon Berney

/s/ Jeffrey Jon Berney

 Page 12 of 12 pages